Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No. 333-194781

Town Hall Meeting Forest Laboratories Brent Saunders, CEO and President April 29, 2014

Safe Harbor
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© 2014 Forest Laboratories Inc.
Except for the historical information contained herein, this presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Because
these statements involve a number of risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, challenges relating to intellectual property protection, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in the
Company’s SEC reports, including the Company’s Annual Reports on Form 10-K, Quarterly Reports
on Form 10-Q, and any subsequent SEC filings.  Forest assumes no obligation to update forward-
looking statements contained in this presentation to reflect new information or future events or developments.

Safe Harbor - continued
© 2014 Forest Laboratories Inc.
4/29/2014 |   3
Neither Forest nor Furiex assumes any obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.  Each of Forest and Furiex intends such forward-looking statements to be covered by the Safe Harbor provisions for forward-
looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with these Safe Harbor provisions.  Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of each of Forest and Furiex, may be identified by use of the words “believe,” “expect,”
“intend,” “anticipate,” “project,” or similar expressions.  Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from such forward-looking statements.  All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It
© 2014 Forest Laboratories Inc.
4/29/2014
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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed acquisition of Furiex by Forest, Furiex will file a proxy statement with the SEC (the “Furiex Proxy”).
Additionally, Furiex will file other relevant materials with the SEC in connection of the proposed acquisition. The Furiex Proxy and other materials that Furiex plans to file with the SEC will contain important information about Furiex, Forest, the proposed merger and related matters.  The Furiex
Proxy will be delivered to the security holders of Furiex. In connection with the proposed merger between Actavis, plc (“Actavis”) and Forest, Actavis has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Forest that also constitutes a preliminary prospectus of Actavis (the “Forest/Actavis Proxy and Prospectus”).

© 2014 Forest Laboratories Inc.
4/29/2014 |   5
The registration statement is not yet effective. The definitive Forest/Actavis Proxy and Prospectus will be delivered to security holders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS
ARE URGED TO READ THE FURIEX PROXY, THE FOREST/ACTAVIS PROXY AND
PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC THAT HAVE BEEN
OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED ACQUISITION AND THE PARTIES THERETO THAT SECURITY HOLDERS SHOULD
CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER.  Security holders of Furiex may obtain free copies of the Furiex Proxy and other documents filed with the SEC by Forest or
Furiex, without charge, from the SEC's website (http://www.sec.gov). In addition, investors and security holders of Furiex may obtain free copies of the documents Furiex files with the SEC by directing a written request to Furiex Pharmaceuticals, Inc., 3900 Paramount Parkway, Suite 150,
Morrisville, NC 27560, Attention: Investor Relations.  Copies of Furiex’s filings with the SEC may also be obtained at the “Investors” section of Furiex’s internet website at www.furiex.com. Investors and security holders of Actavis and Forest may obtain free copies of the Forest/Actavis Proxy and other documents filed with the SEC by Actavis and Forest, without charge, from the SEC's website
(http://www.sec.gov). In addition, copies of the documents filed with the SEC by Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’
Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by
Forest may be obtained free of charge on Forest’s internet website at www.frx.com or by contacting
Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Solicitation
© 2014 Forest Laboratories Inc.
4/29/2014 |   6
Forest, Furiex and their directors and certain of their executive officers may be considered participants in the solicitation of proxies from the security holders of Furiex in connection with the proposed transaction between Forest and Furiex. Information about those directors and executive officers of Furiex, including their ownership of Furiex securities, is set forth in the proxy statement for
Furiex’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2014, as supplemented by other Furiex filings with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Investors and security holders may obtain additional information regarding the direct and indirect interests of
Furiex, Forest and their directors and executive officers in the proposed transaction by reading the applicable proxy statement and other public filings referred to above.  Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Furiex Proxy and other relevant materials to be filed with the SEC when they become available.

© 2014 Forest Laboratories Inc.
4/29/2014 |   7
Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction between Actavis and Forest. Information regarding the persons who may, under the rules of the
SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in Forest/Actavis Proxy and Prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary Forest/Actavis Proxy and Prospectus and will be contained in the definitive Forest/Actavis Proxy and Prospectus and other relevant materials to be filed with the SEC when they become available.

• Q4 and FY Accomplishments • Furiex Acquisition • Forest - Actavis Combination • Q&A Agenda | 8 © 2014 Forest Laboratories Inc. Forest Laboratories, Inc.

Fourth quarter accomplishments
Increased sales ~34% to $1 billion; Next 9 products up ~ 70% to $431 million
Achieved ~30% NRx conversion to Namenda XR
Re-launched Saphris
Launched Eziclen in Germany
Prepared Linzess DTC
Trained & launched GI Specialty Sales Force
Fiscal 2014 Accomplishments
Increased sales ~18% to $3.6 billion
Launched Fetzima and Namenda XR in U.S.
Launched Colobreathe in Europe
Launched Tudorza & Bystolic in Canada
Continued launch of Linzess and Tudorza in U.S.
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© 2014 Forest Laboratories Inc.
Maximize the Brands & Launch Performance

Fourth quarter accomplishments
Submitted Namenda Pediatric Written Request (PWR)
Filed Namenda XR + donepezil FDC
Filed Bystolic + valsartan FDC
Completed positive Phase 2b Data for Cariprazine in depression & Bi Polar depression
Completed successful FDA meeting for CAZ-AVI
Conducted successful meeting with MHRA for Colobreathe
Fiscal 2014 Accomplishments
Achieved first pass approval for Fetzima in U.S.
Achieved Canadian approval for Tudorza and Constella (Linzess)
Filed Quinsair (inhaled levaquin) in Europe
Achieved approval of Pylera in 6 countries
Received Complete Response letter for Cariprazine
Withheld Tudorza+formoterol filing pending further discussion with FDA
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© 2014 Forest Laboratories Inc.
Deliver on Very Important Near-Term Pipeline

Fourth quarter accomplishments
SG&A expenses held flat (excluding Aptalis, Project Rejuvenate expense,
Ironwood profit share)
R&D expenses decreased 32% (excluding expenses for new acquisitions and milestones)
Flattening and Broadening actions completed (2 fewer layers;
spans of control increased by 2)
19 Improving Efficiency initiatives underway
Project Rejuvenate actions to be mostly completed by June 2014
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© 2014 Forest Laboratories Inc.
Reduce Cost Structure Without Impairing Launches or
Pipeline Priorities

Saphris®
(asenapine) sublingual tablets

APTALIS™

Actavis™

Furiex®
Pharmaceuticals | Fast. Focused. Expert.

Acquired Saphris from Merck
Raised $3 billion in debt to fund acquisitions
Acquired Aptalis for $2.9 billion
Announced proposed $25 billion acquisition by Actavis
Announced proposed $1.1 billion acquisition of Furiex
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© 2014 Forest Laboratories Inc.
Use Our Balance Sheet to Drive Growth and Create
Value

Forest Goal is to Build an Exceptional Company
© 2014 Forest Laboratories Inc.
4/29/2014 |  13
BUSINESS
development
DRUG
development
ENGINE
Marketed Drugs
NDA
EXECUTION
AN
EXCEPTIONAL
COMPANY
commercial

Aptalis Integration
•
Issued $1.8 billion in new debt
•
Closed  deal in 3 weeks
•
Identified >$125 million in cost synergies
•
On track to deliver $700 million in annual sales from
Aptalis
•
Integrated U.S., Canada and U.K. Operations
•
Integrated U.S. Sales Force
© 2014 Forest Laboratories Inc.
4/29/2014 |   14

Furiex Acquisition Rationale
• Builds a leading GI company within Forest by adding
Eluxadoline
– Natural extension following Aptalis acquisition in January
– Highly complementary to our anchor GI product Linzess
– IBS-D Affects ~ 28 million in US and Europe
– High degree of Physician overlap in IBS-D and IBS-C
– New combined GI sales force in place
• Brings a near-term filing opportunity into Forest's R&D
• Expands Forest product offering geographically
• Gives Forest another enduring growth driver with a long
patent life
© 2014 Forest Laboratories Inc.
4/29/2014 |   15

Furiex Transaction Overview
• Acquisition of all outstanding shares of Furiex for ~$1.1 B
$95 per share
• Transaction also includes Contingent Value Right (CVR) of up to $30 per
Furiex share (~$360 million in aggregate)
$10 per share if eluxadoline is designated schedule IV drug
$20 per share if eluxadoline is designated schedule V drug
$30 per share if eluxadoline is NOT designated a scheduled drug
• Upon completion of the Furiex acquisition, Forest expects to divest Furiex's royalties on alogliptin and Priligy to Royalty Pharma
$415 million
$315 million after tax
© 2014 Forest Laboratories Inc.
4/29/2014 |   16

Why Does This Deal with Actavis Make Sense?
Creates broad & diverse portfolio with multiple blockbuster therapeutic franchises which drive robust organic growth
Enables us to spend $1 billion on drug development & research
Produces strong cash flow and geographic presence which create opportunity to accelerate growth through business development
New opportunities with broader business allow us to continue to retain and develop world class talent
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© 2014 Forest Laboratories Inc.

What About Me?
Successfully Navigating Change
• Attitude is everything – keep an open mind & find ways you can benefit by change
• Stay informed on changes communicated within Forest and
avoid reacting to rumors or speculation
• Don't commiserate
• Learn from role models who are highly adaptable
• Assess what skills and experience you can develop right
now
• Set short term goals for the future and celebrate successes
• Commit to being productive
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© 2014 Forest Laboratories Inc.

What Are Our Priorities in FY 2015?
1. Maximize the brand & launch performance
2. Deliver on very important near term pipeline
3. Reduce cost structure without impairing launches or
near term pipeline priorities
4. Use our balance sheet to drive growth and create
value
5. Complete Actavis deal and begin integrating two
companies
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© 2014 Forest Laboratories Inc.

Town Hall Meeting Forest Laboratories Brent Saunders, CEO and President April 29, 2014